Name of Registrant: Duke Energy
Name of persons relying on exemption: California Public Employees Retirement System (CalPERS)
Address of persons relying on exemption: 400 Q Street, Sacramento, CA  95811

April 22, 2021

Dear Duke Energy Shareowner:

Vote FOR Proposal #5 to nominate an Independent Board Chair

CalPERS is the largest state public pension fund in the United States with approximately $450 billion in total assets under management and a long-term owner of over five million shares in Duke Energy. CalPERS believes that investors will benefit if the board is chaired by an independent director who can provide a balance of power between the CEO and the board, and support effective board oversight of management. Therefore, we will be voting FOR shareowner proposal #5 at the company’s annual meeting on May 6th, 2021.

Corporate Governance Best Practice

We believe that appointing a board chair who is independent of management is nearly always preferable to having one individual lead both the board and the management team. Leading corporate governance investor organizations like the Counsel of Institutional Investors and the International Corporate Governance Network also agree. While we recognize that Duke Energy has appointed a lead independent director, in our view an independent board chair is better positioned to oversee the executives of the company and represent shareholders without the inherent conflicts that a CEO or other executive insiders will encounter.

Consistent with CalPERS Governance & Sustainability Principles, we will also be voting FOR Proposal #6 asking for improved reporting of political contributions and expenditures.

For questions please contact Craig Rhines, CalPERS Associate Investment Manager at engagements@calpers.ca.gov.

Thank you for your support.

Sincerely,
SIMISO NZIMA
Investment Director, Global Equity
CalPERS Investment Office

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of mail and telephone communication. CalPERS is not asking for your proxy card. Please do not send us your proxy card.